Free Writing Prospectus pursuant to Rule 433 dated November 30, 2021

Registration Statement No. 333-253421

$8,758,000 Market Linked Securities — Autocallable with Fixed Percentage Buffered Downside Principal at Risk Securities Linked to the Russell 2000® Index due December 3, 2025
OVERVIEW

The securities are unsecured notes issued by GS Finance Corp. and guaranteed by The Goldman Sachs Group, Inc. The securities do not bear interest or repay a fixed amount of principal at maturity. Whether the securities are automatically called and the amount that you will be paid on your securities on the stated maturity date (December 3, 2025) is based on the performance of the Russell 2000® Index, as described below.

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Automatic Call Feature. Your securities will be automatically called on any annual call observation date commencing on December 5, 2022 to and including November 25, 2025 if the closing level of the Russell 2000® Index on such date is greater than or equal to the initial underlier level of 2,198.908, resulting in a payment on the corresponding call payment date equal to (i) the face amount of your securities plus (ii) the product of $1,000 times the applicable call premium amount. The call observation dates, the call payment dates and the applicable call premium amount for each call payment date are specified below.

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Payment at Maturity. If your securities are not automatically called, the amount that you will be paid on your securities on the stated maturity date will be based on the performance of the underlier as measured from the pricing date to and including the determination date (November 25, 2025). If the final underlier level declines by up to 10% from the initial underlier level, you will receive the face amount of your securities. If the final underlier level declines by more than 10% from the initial underlier level, the return on your securities will be negative and will equal the underlier return plus 10%. In this case, you will receive less than the face amount and have 1-to-1 downside exposure to the decline in the final underlier level in excess of 10%. You could lose up to 90% of the face amount of your securities.

You should read the accompanying prospectus supplement no. 4,310 dated November 30, 2021, which we refer to herein as the accompanying prospectus supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the Russell 2000® Index (current Bloomberg symbol: “RTY Index”)
Pricing date:	November 30, 2021
Issue date:	December 3, 2021
Determination date:	November 25, 2025
Stated maturity date:	December 3, 2025
Initial underlier level:	2,198.908
Final underlier level:	the closing level of the underlier on the determination date
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the following call payment date (which includes the stated maturity date in the case of the final call payment date), for each $1,000 of the outstanding face amount, equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the applicable call premium amount specified under “Call observation dates” below. The final observation date is the determination date and if a redemption event occurs on such final call observation date, the related payment will be made on the stated maturity date.

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of the underlier is greater than or equal to the initial underlier level
Buffer level	90% of the initial underlier level
Buffer amount:	10%
Call premium amount:	with respect to any call payment date (including the stated maturity date), the applicable call premium amount that is specified in the table set forth under “Call observation dates” below
Call observation dates:	the dates specified as such in the table below
	Call Observation Dates	Call Payment Dates	Call Premium Amount
	December 5, 2022	December 12, 2022	7.1%
	December 4, 2023	December 11, 2023	14.2%
	December 3, 2024	December 10, 2024	21.3%
	Determination date	Stated maturity date	28.4%

This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

Call payment dates:	the dates specified as such in the table set forth under “Call observation dates” above
Payment amount at maturity (for each $1,000 face amount of your securities)

•if the underlier return is negative but not below -10% (the final underlier level is less than the initial underlier level, but not by more than 10%), $1,000; or

●if the underlier return is negative and is below -10% (the final underlier level is less than the initial underlier level by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) the sum of the underlier return plus 10% times (b) $1,000.

Underwriting discount:

2.825% of the face amount; Wells Fargo Securities, LLC (“WFS”) is the agent for the distribution of the securities. WFS will receive the underwriting discount of 2.825% of the aggregate face amount of the securities sold. The agent may resell the securities to Wells Fargo Advisors (“WFA”) at the original issue price of the securities less a concession of 1.75% of the aggregate face amount of the securities. In addition to the selling concession received by WFA, WFS advises that WFA will also receive out of the underwriting discount a distribution expense fee of 0.075% for each $1,000 face amount of a security WFA sells. In addition, in respect of certain securities sold in this offering, GS&Co. may pay a fee of up to 0.15% of the aggregate face amount of the securities sold to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

CUSIP/ISIN:	40057JZ82 / US40057JZ828

The estimated value of your securities at the time the terms of your securities are set on the pricing date is equal to approximately $955 per $1,000 face amount. See the accompanying prospectus supplement for a further discussion of the estimated value of your securities.

The securities have more complex features than conventional debt securities and involve risks not associated with conventional debt securities. See “Risk Factors” in this term sheet and in the accompanying prospectus supplement. This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

Hypothetical Payment on a Call Payment Date

While there are four potential call payment dates with respect to your securities, the examples below only illustrate the amount you will receive, if any, on the first and second call payment dates.

If your securities are automatically called on the first call observation date (i.e., on the first call observation date the closing level of the underlier is greater than or equal to the initial underlier level), the amount in cash that we would deliver for each $1,000 face amount of your securities on the applicable call payment date would be the sum of $1,000 plus the product of the applicable call premium amount times $1,000. If, for example, the closing level of the underlier on the first call observation date were determined to be 120% of the initial underlier level, your securities would be automatically called and the amount in cash that we would deliver on your securities on the corresponding call payment date would be 107.1% of the face amount of your securities or $1,071 for each $1,000 of the face amount of your securities. Even though the underlier appreciated by 20% from its initial underlier level to its closing level on the first call observation date in this example, your return is limited to the call premium amount of 7.1% that is applicable to the first call observation date.

If, for example, the securities are not automatically called on the first call observation date and are automatically called on the second call observation date (i.e., on the first call observation date the closing level of the underlier is less than the initial underlier level and on the second call observation date the closing level of the underlier is greater than or equal to the initial underlier level), the amount in cash that we would deliver for each $1,000 face amount of your securities on the applicable call payment date would be the sum of $1,000 plus the product of the applicable call premium amount times $1,000. If, for example, the closing level of the underlier on the second call observation date were determined to be 135% of the initial underlier level, your securities would be automatically called and the amount in cash that we would deliver on your securities on the corresponding call payment date would be 114.2% of the face amount of your securities or $1,142 for each $1,000 of the face amount of your securities.

Hypothetical Payment Amount at Maturity
The Securities Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)	Hypothetical Payment Amount at Maturity ($)
99.999%	100.000%	$1,000.00
97.000%	100.000%	$1,000.00
95.000%	100.000%	$1,000.00
90.000%	100.000%	$1,000.00
89.000%	99.000%	$990.00
75.000%	85.000%	$850.00
50.000%	60.000%	$600.00
25.000%	35.000%	$350.00
0.000%	10.000%	$100.00

The following chart illustrates the potential payment on the securities for a range of hypothetical closing levels of the underlier on the applicable call observation date. The profile is based on a call premium amount of 7.1% for the first call payment date, 14.2% for the second call payment date, 21.3% for the third call payment date and 28.4% for the fourth call payment date and a buffer level equal to 90.000% of the initial underlier level. This profile has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual call observation date on which the securities are called; (iii) if the securities are not automatically called, the actual final underlier level of the underlier; and (iv) whether you hold your securities to maturity or earlier automatic call.

This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

DETERMINING PAYMENT ON A CALL PAYMENT DATE

This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

DETERMINING PAYMENT AT MATURITY

This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

Is the final underlier level greater than the initial underlier level? Yes On the stated maturity date we will pay you, for each $1,000 face amount of your securities, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate times (c) the underlier return, subject to the maximum settlement amount No Is the final underlier greater than or equal to the buffer level? Yes On the stated maturity date we will pay you, for each $1,000 face amount of your securities, an amount in cash equal to $1,000 No On the stated maturity date we will pay you, for each $1,000 face amount of your securities, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the underlier return plus the buffer amount

About Your Securities

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 25, product summary supplement and prospectus supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 25, product summary supplement and prospectus supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 25, product summary supplement and prospectus supplement if you so request by calling (212) 357-4612.

The securities are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●	Prospectus supplement no. 4,310 dated November 30, 2021
●	Market linked securities — autocallable with fixed percentage buffered downside product summary supplement dated July 13, 2021 (the “product summary supplement”)
•	Underlier supplement no. 25 dated October 26, 2021
•	Prospectus supplement dated March 22, 2021
•	Prospectus dated March 22, 2021

This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

RISK FACTORS

An investment in the securities is subject to risks. Many of the risks are described in the accompanying prospectus supplement, accompanying underlier supplement no. 25, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Securities” in the accompanying prospectus supplement, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 25, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

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The Estimated Value of Your Securities At the Time the Terms of Your Securities Are Set On the Pricing Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Securities

▪	The Securities Are Subject to the Credit Risk of the Issuer and the Guarantor
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The Call Premium Amount You Will Receive on a Call Payment Date (Including the Stated Maturity Date) If Your Securities Are Automatically Called and the Amount You Will Receive on the Stated Maturity Date If Your Securities Are Not Automatically Called is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Applicable Call Observation Date or the Determination Date, as the Case May Be

▪	You May Lose a Substantial Portion of Your Investment in the Securities
▪	The Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped Due to the Applicable Call Premium Amount
▪	Your Securities Are Subject to Automatic Redemption
▪	Your Securities Do Not Bear Interest
▪	The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors
▪	Past Underlier Performance is No Guide to Future Performance
▪	If the Level of the Underlier Changes, the Market Value of Your Securities May Not Change in the Same Manner
▪	The Return on Your Securities Will Not Reflect Any Dividends Paid on the Underlier Stocks
▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	Your Securities May Not Have an Active Trading Market
▪	As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Securities, When Your Securities Mature and the Amount You Receive at Maturity
▪	The Calculation Agent Can Postpone a Call Observation Date or the Determination Date, as the Case May Be, If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing

Risks Related to Conflicts of Interest

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Hedging Activities by Goldman Sachs or Our Distributors (including WFS) May Negatively Impact Investors in the Securities and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Securities

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Securities
▪	Goldman Sachs’ or Our Distributors’ Market-Making Activities Could Negatively Impact Investors in the Securities
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You Should Expect That Goldman Sachs’ or Our Distributors’ Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Securities

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Goldman Sachs and Our Distributors Regularly Provide Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Underlier Sponsor or the Issuers of the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Securities May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪	Other Investors in the Securities May Not Have the Same Interests as You

Additional Risks Related to the Underlier

▪	There are Small-Capitalization Stock Risks Associated with the Underlier

This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans
▪	The Tax Consequences of an Investment in Your Securities Are Uncertain
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Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Securities, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Securities to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 25:

Risks Relating to Securities Linked to Underliers

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The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Securities are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

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Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between the Underlier Stock Issuers or Any Underlier Sponsor and Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	Investors in Indexed Notes Could Lose Their Investment
▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

This document does not set forth all of the terms of your securities and therefore you should read the accompanying prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.